Exhibit 99.4

                           [Eagle Bancorp Letterhead]

Dear Eagle Bancorp, Inc.[Subscriber/Shareholder]:

         Enclosed is a revised prospectus relating to our offering of shares of our common stock. This prospectus supersedes and replaces the one dated April 25, 2003.

         This prospectus reflects a substantial increase in the size of the offering, to 2,040,816 shares, which we may increase by an additional 408,163 shares, to an aggregate of 2,448,979 shares. If you have previously submitted an Order Form and still wish to purchase shares in the offering, you do not have to do anything. If you want to withdraw your subscription, you may do so by notifying the Subscription Agent in writing by 5:00 P.M., eastern time, on _______, 2003.

         Please carefully read the prospectus in its entirety, including the Risk Factors at page 7, before making your decision. The revised prospectus contains updated financial and other information about the Company and Bank.

         We thank you for your support and patience as we undertake the necessary procedures to increase the number of shares available for sale in the offering.

                                   Sincerely,